May 12, 2006

Ms. Maureen Bauer
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

RE:  SuperDirectories, Inc.
         4.02 Form 8-K
         Amendment No. 1
         File No. 0-51533

Dear Ms. Bauer:

          In response to your comment letter of May 4, 2006, we have amended the subject report as follows:

          1.   We have added language to identify the financial statements and years and periods restated. Determination of errors' existence was made following re-audit by new accountants for the period from inception through fiscal 2005 (11/1/99 to 9/30/05). The nature of the errors has been disclosed, and their impact on the financial statements clarified.

          2.   Management's conclusion was based upon the reports of new accountants.

          3.   The mistakes were for 2003 and prior years before the company was registered pursuant to Section 12 of the Exchange Act and disclosure controls and procedures were in place. Inasmuch as controls and procedures were put in effect after the errors occurred, management is of the opinion there was no impact with respect to the quarter ended December 31, 2005.

Very truly yours, GRIFFITH, McCAGUE & WALLACE, P.C. /s/ Charles B. Jarrett, Jr. Charles B. Jarrett, Jr.

CBJ/hma
Enclosures